82-34674

WEIL, GOTSHAL & MANGES

RECEIVED
2004 JUL 16 A 9:37
OFFICE OF INTERNATIONAL CORPORATE FINANCE

81968-0005

July 15, 2004

By Hand

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington D.C. 20549-0302
United States of America

04035542

SUPPL

Re: Yell Group plc - - 12g3-2(b) File No. 82-34674

Ladies and Gentlemen:

On behalf of Yell Group plc (the "Company"), we are enclosing certain information to you pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "Exchange Act"), as amended. The first page of each separate item of information indicates in the upper right-hand corner the Company's file number.

This information is being furnished with the understanding that such information and documents will not be deemed to be "filed" with the Securities and Exchange Commission or otherwise be subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of the information and documents will constitute an admission for any purpose that the Company is subject to the Exchange Act.

Yours sincerely

Daniel Winterfeldt

Enc

PROCESSED
JUL 19 2004
THOMSON FINANCIAL

dlw 7/16

LO1:\484375\01\@DQV01!.DOC\81968.0005

ONE SOUTH PLACE, LONDON EC2M 2WG
TEL: +44 (0) 20 7903 1000 FAX: +44 (0) 20 7903 0990

BRUSSELS · BUDAPEST · DALLAS · FRANKFURT · HOUSTON · MIAMI · NEW YORK
PRAGUE · SILICON VALLEY · SINGAPORE · WARSAW · WASHINGTON, D.C

82-34674

YELL

July 13, 2004

news release news release **news release** news release **news release**

YELL'S AGM TRADING UPDATE IN LINE WITH EXPECTATIONS

Yell stated today at its first AGM since its Initial Public Offering that current trading is in line with expectations.

John Condron, the chief executive, said: "We remain confident that the good growth momentum of the last financial year will continue into the year ending 31 March 2005."

Yell is announcing results for the first quarter ended 30 June 2004 on 28 July 2004.

ENQUIRIES

Yell - Investors
Jill Sherratt
Tel +44 (0)118 9506 984
Mobile +44 (0)7764 879 808
jill.sherratt@yellgroup.com

Yell - Media
Jon Salmon
Tel +44 (0)118 950 6656
Mobile +44 (0)7801 977340
jon.salmon@yellgroup.com

Citigate Dewe Rogerson
Anthony Carlisle
Tel +44 (0) 20 7638 9571
Mobile +44 (0) 7973 611888

NOTES TO EDITORS

Yell Group

Yell is an international directories business operating in the classified advertising market through printed, online and telephone-based media. Yell's brands in the UK are Yellow Pages, Business Pages, Yell.com and Yellow Pages 118 24 7, and in the US are Yellow Book and Yellowbook.com, all of which are trademarks.

82-34674

July 13, 2004

Yell Group plc ("the Company")

Result Of Annual General Meeting

Yell Group plc held its Annual General Meeting earlier today, Tuesday 13 July 2004. The Company is pleased to announce that all resolutions were duly passed.

For further information, please contact:

Howard Rubenstein
Company Secretary

+44 (0) 118 960 3663